Stardust Power Inc.

15 E. Putnam Ave, Suite 378

Greenwich, CT 06830

August 8, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Bradley Ecker

Re:	Stardust Power Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Filed August 1, 2024, as amended
File No. 333-281160

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Stardust Power Inc. (the “Company”) hereby requests acceleration of the effectiveness date of the above referenced Registration Statement, so that it will become effective at 12:00 p.m., Eastern Time, on August 9, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Peter Seligson of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4756, or Billy Vranish, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3695, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

STARDUST POWER INC.

/s/ Roshan Pujari
Roshan Pujari Chief Executive Officer

cc:	Julian J. Seiguer, P.C. (Kirkland & Ellis LLP)
Peter Seligson, P.C. (Kirkland & Ellis LLP)
Billy Vranish (Kirkland & Ellis LLP)